UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____January 2005___	File No. 0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated January 6, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: March 3, 2005	Signed: /s/ Christopher Dyakowski
Christopher Dyakowski, Director

San Telmo Energy 2004 exiting rate of 1000 boe/d, Teepee

Creek production onstream

Vancouver, B.C., January 6, 2005 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has achieved the forecasted exit rate for the 2004 calendar year of approximately 1000 boe/d. Combining new production from the 6-3 oil and 4-10 gas wells at Teepee Creek and accelerated incremental production at our McLeod 6-18-58-13W5M has allowed San Telmo to achieve this milestone as a junior producer.

San Telmo Energy is pleased to announce the December 2004 start of production of the Teepee Creek wells 4-10 and 6-3-74-4W6.

The San Telmo Teepee Creek 6-3 oil well began pumping on December 8, 2004 at a rate of approximately 100 bbls/day of 36 API oil and 100 mcf/day solution gas. The 6-3 well, the second well in its Teepee Creek program encountered both oil and gas pay from multiple zones. San Telmo feels this new oil pool discovery from the 6-3 well represents a large development opportunity for the company in the Teepee Creek area because of its strategic land position over this play.

The San Telmo 4-10 gas well began flowing on December 20, 2004 at a rate of approximately 2.1mmcf/d. To fully exploit this reservoir, stabilized rates will be maintained at 1.25-1.5 mmcf/d.

San Telmo Energy has a 100% working interest in wells 4-10 and 6-3 and in the Teepee Creek project area. The company is putting the plans in place to drill more wells at Teepee Creek this season.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.